UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Roth CH Acquisition I Co.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

778675108
(CUSIP Number)

March 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	778675108

1.	NAME OF REPORTING PERSONS

Atalan Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

796,607

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

796,607

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,607

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

CUSIP No	778675108

1.	NAME OF REPORTING PERSONS
Atalan Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

796,607

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

796,607

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,607

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No	778675108

1.	NAME OF REPORTING PERSONS

Atalan GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

796,607

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

796,607

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,607

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No	778675108

1.	NAME OF REPORTING PERSONS

Atalan Capital Partners (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

796,607

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

796,607

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,607

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No	778675108

1.	NAME OF REPORTING PERSONS

David R. Thomas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

796,607

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

796,607

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,607

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No	778675108

Item 1.	(a).	Name of Issuer:

Roth CH Acquisition I Co.

	(b).	Address of Issuer's Principal Executive Offices:

888 San Clemente Drive, Suite 400 Newport Beach, CA 92660 United States of America

Item 2.	(a).	Name of Person Filing:

Atalan Capital Partners, LP Atalan Master Fund, LP Atalan GP, LLC Atalan Capital Partners (GP), LLC David R. Thomas

	(b).	Address of Principal Business Office, or if None, Residence:

Atalan Capital Partners, LP

2 Grand Central Tower

140 E. 45th Street, 17th Floor

New York, New York 10017

United States of America

Atalan Master Fund, LP

c/o Mourant Governance Services (Cayman) Limited

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

Atalan GP, LLC

2 Grand Central Tower

140 E. 45th Street, 17th Floor

New York, New York 10017

United States of America

Atalan Capital Partners (GP), LLC

2 Grand Central Tower

140 E. 45th Street, 17th Floor

New York, New York 10017

United States of America

David R. Thomas

c/o Atalan Capital Partners, LP

2 Grand Central Tower

140 E. 45th Street, 17th Floor

New York, New York 10017

United States of America

	(c)	Citizenship:

Atalan Capital Partners, LP – Delaware Atalan Master Fund, LP – Cayman Islands Atalan GP, LLC – Delaware Atalan Capital Partners (GP), LLC – Delaware David R. Thomas – United States of America

	(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e).	CUSIP Number:

778675108

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Atalan Capital Partners, LP – 796,607 Atalan Master Fund, LP – 796,607 Atalan GP, LLC – 796,607 Atalan Capital Partners (GP), LLC – 796,607 David R. Thomas – 796,607

	(b)	Percent of class:

Atalan Capital Partners, LP – 8.1% Atalan Master Fund, LP – 8.1% Atalan GP, LLC – 8.1% Atalan Capital Partners (GP), LLC – 8.1% David R. Thomas – 8.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
Atalan Capital Partners, LP – 0 Atalan Master Fund, LP – 0 Atalan GP, LLC – 0 Atalan Capital Partners (GP), LLC – 0 David R. Thomas – 0
	(ii)	Shared power to vote or to direct the vote
Atalan Capital Partners, LP – 796,607 Atalan Master Fund, LP – 796,607 Atalan GP, LLC – 796,607 Atalan Capital Partners (GP), LLC – 796,607 David R. Thomas – 796,607
	(iii)	Sole power to dispose or to direct the disposition of
Atalan Capital Partners, LP – 0 Atalan Master Fund, LP – 0 Atalan GP, LLC – 0 Atalan Capital Partners (GP), LLC – 0 David R. Thomas – 0
	(iv)	Shared power to dispose or to direct the disposition of
Atalan Capital Partners, LP – 796,607 Atalan Master Fund, LP – 796,607 Atalan GP, LLC – 796,607 Atalan Capital Partners (GP), LLC – 796,607 David R. Thomas – 796,607

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Atalan Capital Partners, LP, none of which, except those reported herein, is a beneficial owner of more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2021
(Date)

Atalan Capital Partners, LP* By: Atalan Capital Partners (GP), LLC

By: /s/ David R. Thomas
David R. Thomas
Managing Member

Atalan Master Fund, LP* By: Atalan GP, LLC

By: /s/ David R. Thomas
David R. Thomas
Managing Member Atalan GP, LLC*
By: /s/ David R. Thomas David R. Thomas Managing Member Atalan Capital Partners (GP), LLC* By: /s/ David R. Thomas David R. Thomas Managing Member

/s/ David R. Thomas*
David R. Thomas

* This Reporting Person disclaims beneficial ownership in the Common Stock, par value $0.0001 per share, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated March 9, 2021 relating to the Common Stock, par value $0.0001 per share of Roth CH Acquisition I Co. shall be filed on behalf of the undersigned.

Atalan Capital Partners, LP By: Atalan Capital Partners (GP), LLC

By: /s/ David R. Thomas
David R. Thomas
Managing Member

Atalan Master Fund, LP By: Atalan GP, LLC

By: /s/ David R. Thomas
David R. Thomas
Managing Member Atalan GP, LLC By: /s/ David R. Thomas David R. Thomas Managing Member Atalan Capital Partners (GP), LLC By: /s/ David R. Thomas David R. Thomas Managing Member

/s/ David R. Thomas
David R. Thomas